SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 6, 2003

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

           Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F |X|                 Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes |_|                       No |_|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                  EXHIBIT INDEX

      This filing contains the following exhibits.

--------------------------------------------------------------------------------
Exhibit                                 Description
--------------------------------------------------------------------------------
99.1 Listing Particulars of Cambridge Antibody Technology Group plc, dated February 6, 2003.
--------------------------------------------------------------------------------
99.2 Circular to Shareholders of Cambridge Antibody Technology Group plc and Notice of Extraordinary General Meeting, dated February 6, 2003.
--------------------------------------------------------------------------------
99.3 Form of Proxy for use by Shareholders at the Cambridge Antibody Technology Group plc Extraordinary General Meeting.
--------------------------------------------------------------------------------
99.4 Form of Voting Instruction Card use by ADS holders at the Cambridge Antibody Technology Group plc Extraordinary General Meeting.
--------------------------------------------------------------------------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date 6 February 2003              Cambridge Antibody Technology Group PLC


                                        By:      /s/ John Aston
                                        Name:    John Aston
                                        Title:   Chief Financial Officer